Baseline Oil & Gas Corp.
                                20022 Creek Farm
                            San Antonio, Texas 78259

                                 April 13, 2006

VIA EDGAR and FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Jason Wynn

      Re: Baseline Oil & Gas Corp.; Application for Withdrawal of Form 10-SB Registration Statement (No. 000-51888)

To Whom It May Concern:

      Baseline Oil & Gas Corp. hereby requests the withdrawal, effective immediately, of that Registration Statement on Form 10-SB (File Number 000-51888) filed on April 3, 2006 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), relating to the registration of the common stock, par value $.001 per share, of the Company as a class of securities for purposes of Sections 13, 14 15(d) and 16 of the Exchange Act.

      It is the Company's intention to file a new registration statement with the Securities and Exchange Commission on Form 8-A registering the class of securities under the Exchange Act in the near future.

                                              Sincerely,

                                              Baseline Oil & Gas Corp.


                                              By: /s/ Barrie Damson
                                                  ------------------------------
                                                  Barrie Damson,
                                                  Chief Executive Officer